September 5, 2008

VIA EDGAR AND FEDEX

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC  20549

Re:                             ActivIdentity Corporation

Form 10-K for the Fiscal Year Ended September 30, 2007

Filed December 14, 2007

File No. 000-50223

Dear Mr. Krikorian:

On behalf of ActivIdentity Corporation (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated July 9, 2008 related to the above-referenced filings.

For reference purposes, the text of the Staff’s comments, as set forth in the July 9, 2008 comment letter, has been reproduced herein in italicized text, followed by the Company’s responses.

Form 10-K for the fiscal year ended September 30, 2007

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 61

1.              Your response to prior comment No. 2 that indicates that you will combine service revenues accounted for under SOP 97-2 (training, installation, and consulting) with another class of revenues since it is less than 10% of total revenues.  Explain why you did not aggregate all service revenue when evaluating whether disaggregating would be required.  That is, total service revenues including maintenance and support exceed 10%.  Your presentation should present training, installation, and consulting revenues on a separate line as you previously indicated you would.

While our initial perspective was to segregate revenue derived from maintenance and support from revenue derived from training, installation, and consulting, largely due to the timing of the recognition of these revenue streams, we have re-evaluated this perspective and propose to, beginning with our annual report on Form 10-K for the year ended September 30, 2008, combine professional services revenue that is not essential to the functionality of software (i.e., training, installation, and consulting services) with Post Contract Support (“PCS”) and present a single revenue caption “Services” on our consolidated statement of operations to replace the existing category of “Maintenance and Support.”  Correspondingly, we will combine costs of revenue associated with these revenue streams under a single caption, “Services.”  We will reclassify previously reported information, namely revenue and costs of revenue for the fiscal years ended September 30, 2007 and 2006, and the nine months ended June 30, 2008, to conform with the revised presentation and disclose this reclassification in the notes to our financial statements.  Prospectively, we will reclassify historical quarterly information for comparative purposes in our fiscal year 2009 filings on Form 10-Q.

From time-to-time, the Company develops and licenses customized software for specific customers.  When the services associated with the customization of the software are essential to the functionality of the software, revenue is recognized in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts in accordance with paragraph 74 of SOP 97-2:

If an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the service element does not meet the criteria for separate accounting set forth in paragraph 65. The entire arrangement should be accounted for in conformity with ARB No. 45, using the relevant guidance in SOP 81-1.

Accordingly, we do not separate the license revenue from the service revenue for this class of transactions and all associated revenues are presented as “software” revenues on our consolidated statement of operations in accordance with the relevant authoritative guidance.  We do not have VSOE for the service element associated with the production, modification or customization of our software in SOP 81-1 deals.

During the last two fiscal years, revenue (being both license and services) associated with transactions accounted for under SOP 81-1 has averaged approximately 5% of total revenue.  While we don’t maintain adequate financial records for these transactions to easily disaggregate the license and service elements, in pricing the related deals, we assume roughly two-thirds of the sales price is the delivery of software and one-third of the sales price is professional services hours incurred in customizing the software solution.  While we have not undertaken a formal study to validate these assumptions, we believe that our pricing model is competitive and likely approximates rates and hours charged by competitors.

We will continue to report professional service revenues (and related costs of revenue) associated with the customization of software as components of “Software” revenue and costs of revenue on our consolidated statement of operations.

REVISED DISCLOSURE FORMATS

A. Consolidated Statement of Operations - The revised consolidated statement of operations will appear as follows (with a corresponding change in the “Cost of Revenue” captions):

Year Ended September 30,
	2008	2007	2006
Revenues:
Software
Hardware
Services
Total Revenue

B. Accounting Policies - The following will be added to our Significant Accounting Policies footnote:

Reclassifications

Certain reclassifications of previously reported information have been made to conform with current year presentation.  Professional services revenues, and related costs of revenue, that are not essential to the functionality of software have been reclassified from “Software” and combined with “Maintenance and Support” to create a new category of “Service” revenue, and costs of revenue, on the consolidated statement of operations.  This reclassification has no net impact on gross revenues, gross costs of revenues, or gross profit.  $XX, $XX, and $XX of revenues have been reclassified for the nine months ended June 30, 2008, and the fiscal years ended September 30, 2007 and 2006, respectively.  $XX, $XX, and $XX of costs of revenues have been reclassified for the nine months ended June 30, 2008, and the fiscal years ended September 30, 2007 and 2006, respectively.

In addition, the disclosure in our Significant Accounting Policies footnote under the caption, Revenue Recognition, will be updated as follows:

Service revenue is recognized separately from the software element when the services are performed and when VSOE exists to allocate the revenue to the various elements in a multi-element arrangement, the services are not essential to the functionality of any other element of the arrangement, and the total price of the contract would vary with the inclusion or exclusion of the services.  Revenue under these arrangements is presented as a component of Service revenue on the income statement.

In order to respond to the Commission’s letter in a timely manner, we have been unable, to date, to quantify the impacts of these reclassifications.  However, we will quantify the reclassifications for inclusion with our annual report on Form 10-K for the year ended September 30, 2008.

* * * * * * * *

If you should have any questions concerning the foregoing, please contact me at (510) 745-6238.  Thank you very much for your assistance.

Sincerely,

/s/ Grant Evans

Grant Evans
Chief Executive Officer

cc:                                 James Frankola, Audit Committee Chairman

Jacques Kerrest, Chief Financial Officer